

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Francois Michelon
Chief Executive Officer and Director
ENDRA Life Sciences Inc.
3600 Green Court, Suite 350
Ann Arbor, MI 48105

> **Re: ENDRA Life Sciences Inc.**
> **Registration Statement on Form S-3**
> **Filed March 25, 2021**
> **File No. 333-254711**

Dear Mr. Michelon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark R. Busch - K&L Gates LLP